

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

January 26, 2007

Mr. James W. Eldredge
Vice President, Corporate Secretary and Chief Accounting Officer
Puget Energy, Inc.
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004-5591

> **Re:** **Puget Energy, Inc.**
> **Puget Sound Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**
> **File Nos. 1-16305 and 1-4393**

Dear Mr. Eldredge:

We have reviewed your response dated January 8, 2007 to our comment letter dated December 21, 2006 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2005</u>

<u>Consolidated Statements of Income</u>

1. We have reviewed your responses to comments five and 10 in our letter dated December 21, 2006. We recognize that it is a widely accepted industry practice to present only recoverable costs in operating income and that such practice is in keeping with the Federal Energy Regulatory Commission's (FERC) Uniform Systems of Accounts requirements for jurisdictional utilities. However, as the holding company is not subject to these requirements, please tell us your basis for such presentation on the Puget Energy consolidated income statement. Specifically address why it is appropriate for the holding company to follow FERC guidance rather than GAAP.

<u>Note 6. Dividend Restrictions</u>

2.   We have reviewed your response to comment nine in our letter dated December 21, 2006. You provide the financial statements of Puget Sound Energy and the <u>consolidated</u> financial statements of Puget Energy. In accordance with Rules 5-04 and 12-04 of Regulation S-X, condensed parent company statements are required to be furnished in Schedule I when the registrant's proportionate share of restricted net assets of consolidated subsidiaries exceeds 25% of consolidated net assets at the end of the most recent fiscal year. As such, if Puget Sound Energy's restricted net assets exceed 25% of consolidated net assets please file condensed financial statements for Puget Energy.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief